Filed Pursuant to Rule 424(b)(3)
(SEC File No. 333-117806)

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 23, 2004)

TURBOCHEF TECHNOLOGIES, INC.

18,247,940 Shares
Common Stock

________________________________________

This prospectus supplement relates to the proposed resale from time to time by the limited partners of OvenWorks, LLLP, a Georgia limited liability limited partnership (“OvenWorks”), of shares of our common stock, $0.01 par value, which were received from OvenWorks in a pro rata distribution to its limited partners effected on August 9, 2005. OvenWorks is one of the selling stockholders named in the prospectus dated September 23, 2004.

All share numbers in this prospectus supplement reflect the conversion, as of October 28, 2004, of all shares of Series D Convertible Preferred Stock previously held by OvenWorks to shares of common stock, and a one-for-three reverse stock split completed December 27, 2004, pursuant to which the total number of shares covered by the prospectus was adjusted to 18,247,940. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated September 23, 2004.

The following table supplements the information appearing under the heading “Selling Stockholders” in the prospectus by:

  adding as selling stockholders those limited partners of OvenWorks who received shares in the distribution and who were not selling stockholders named in the prospectus dated September 23, 2004;

  adjusting the number of shares of our common stock that may be offered for sale by those limited partners of OvenWorks who received shares in the distribution and who are selling stockholders named in the prospectus dated September 23, 2004; and

  adjusting the number of shares of our common stock that may be offered for sale by OvenWorks as a result of the distribution to its limited partners and the sale by OvenWorks of 1,985,000 shares of our common stock in an underwritten public offering on February 8, 2005.

This table of supplemental information was prepared solely based on information supplied to us by the selling stockholders named therein, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned.

Except as set forth in the footnotes to this table, no selling stockholder named therein has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

	Total Number of Shares Beneficially Owned(1)	Total Number of Shares Offered for Resale(2)	Percentage Owned Before the Offering(3)	Percentage Owned After the Offering(3)(4)
OvenWorks, LLLP (5)	7,203,156	7,203,156	25.27%	*
Richard E. Perlman (5)(6)	8,039,095	7,796,073	27.96%	*
Oven Management, Inc. (5)(7)	7,214,496	7,214,496	25.31	*
John J. F. Sherrerd 2003 OvenWorks Grantor Retained Annuity Trust (8)	39,089	39,089	*	*
John J. F. Sherrerd (9)	150,716	716	*	*
Hilltop Holding Company, L.P. (10)	1,415,266	1,415,266	4.96%	*
Douglas M. Atkin (11)	23,793	17,860	*	*
Crescent International, Ltd. (12)	96,556	41,556	*	*
J. Thomas Presby (13)	62,540	40,040	*	*
D-W Investments, LLC (14)	161,291	69,337	*	*
Sir Anthony Jolliffe (15)	118,271	18,272	*	*
James K. Price (16)	835,973	592,918	2.91%	*
William A. Shutzer (17)	627,804	605,304	2.20%	*
Raymond H. Welsh 2004 Grantor Retained Annuity Trust (18)	69,337	69,337	*	*
James A. Cochran (19)	167,661	89,884	*	*
Reinaldo Pascual (20)	68,715	35,382	*	*
____________________
* Less than 1%.

(1)
This column lists all shares of common stock beneficially owned, whether or not registered hereunder, including all shares of common stock that can be acquired through warrant or option exercises within 60 days of August 9, 2005.

(2)
Only the shares of common stock registered hereunder, as shown in this column, may be offered and resold by the selling stockholder pursuant to this prospectus. There is no assurance, however, that any of the selling stockholders will sell any or all of such shares of common stock.

(3)
The percentage owned assumes that any warrants or options for the purchase of common stock that are exercisable by that stockholder within 60 days of August 9, 2005 are exercised by that stockholder (and the underlying shares of common stock issued). For purposes of the ownership percentage, it is assumed that the offering occurs on the date of this prospectus supplement. The total number of shares outstanding used in calculating the percentage owned assumes a base of 28,507,763 shares of common stock outstanding as of August 5, 2005, no exercise of warrants or options (other than those exercisable by that particular stockholder within 60 days of August 9, 2005) and no exchange of any preferred units of membership interest of our subsidiary, Enersyst Development Center, L.L.C.

(4)	Assumes all shares of common stock registered hereunder are sold by the selling stockholder.

(5)
The sole general partner of OvenWorks is Oven Management, Inc. Richard E. Perlman, the Chairman of our Board of Directors, is the sole stockholder, sole director and President of Oven Management, Inc., and also is a limited partner of OvenWorks.

(6)
Shares beneficially owned and offered for resale include 581,577 shares received from a partnership distribution from OvenWorks on August 9, 2005, and 7,203,156 shares owned by OvenWorks, which is controlled by Mr. Perlman. Shares beneficially owned also include 243,022 shares issuable upon exercise of options, and 11,340 shares owned by Oven Management. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Perlman would own an additional 1,164,904 shares directly, and an additional 22,715 shares indirectly through Oven Management.

(7)
Shares beneficially owned and offered for resale include 7,203,156 shares owned by OvenWorks, of which Oven Management is the general partner. Shares beneficially owned also include 11,340 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Oven Management would own an additional 22,715 shares directly.

(8)	Shares beneficially owned include 39,089 shares received from a partnership distribution from OvenWorks on August 9, 2005.

(9)	Shares beneficially owned include 716 shares received from a partnership distribution from OvenWorks on August 9, 2005.

(10)	Shares beneficially owned include 1,415,266 shares received from a partnership distribution from OvenWorks on August 9, 2005.

(11)	Shares beneficially owned include 6,660 shares received from a partnership distribution from OvenWorks on August 9, 2005.

(12)	Shares beneficially owned include 21,056 shares received from a partnership distribution from OvenWorks on August 9, 2005.

(13)
Shares beneficially owned include 22,500 shares of common stock issuable upon exercise of options and 40,040 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Presby would own an additional 80,199 shares directly. Mr. Presby is a member of our Board of Directors and the Board’s Audit and Nominating Committees.

(14)
Shares beneficially owned include 69,337 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, D-W Investments would own an additional 138,882 shares directly. James W. DeYoung is the general partner and managing member of D-W Investments LLC. Mr. DeYoung is a member of our Board of Directors and the Board’s Audit and Nominating Committees.

(15)
Shares beneficially owned include 99,999 shares of common stock issuable upon exercise of options and 18,272 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Sir Anthony would own an additional 36,598 shares directly. Sir Anthony is a member of our Board of Directors and the Board’s Nominating Committee.

(16)
Shares beneficially owned include 243,055 shares of common stock issuable upon exercise of options and 592,918 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Price would own an additional 1,187,618 shares directly. Mr. Price is a member of our Board of Directors and is our President and Chief Executive Officer.

(17)
Shares beneficially owned include 22,500 shares of common stock issuable upon exercise of options and 605,304 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Shutzer would own an additional 1,212,426 shares directly. Mr. Shutzer is a member of our Board of Directors and the Board’s Audit, Compensation and Nominating Committees.

(18)
Shares beneficially owned include 69,337 shares of common stock received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, the Trust would own an additional 138,882 shares directly. Raymond H. Welsh is the Trustee of the Raymond H. Welsh 2004 Grantor Retained Annuity Trust and is a member of our Board of Directors and the Board’s Compensation and Nominating Committees.

(19)
Shares beneficially owned include 77,777 shares of common stock issuable upon exercise of options and 89,884 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Cochran would own an additional 180,038 shares directly. Mr. Cochran is our Senior Vice President and Chief Financial Officer.

(20)
Shares beneficially owned include 33,333 shares of common stock issuable upon exercise of options and 35,382 shares received from a partnership distribution from OvenWorks on August 9, 2005. If all remaining shares of common stock held by OvenWorks were distributed to its limited partners prior to being sold in this offering, Mr. Pascual would own an additional 70,869 shares directly. Mr. Pascual is a partner of Kilpatrick Stockton LLP, Atlanta, Georgia, which has passed on certain legal matters for us, including the validity of the issuance of the shares of common stock offered hereby.

The date of this prospectus supplement is August 9, 2005.